Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to acquire additional working interest in Fort Hills Project

All financial figures are in Canadian dollars

Calgary, Alberta (October 26, 2022) – Suncor Energy (TSX: SU) (NYSE: SU) today announced that it has agreed to purchase an additional 21.3% working interest in the Fort Hills Project and associated sales and logistics agreements from Teck Resources Limited, for consideration of $1 billion. Upon closing, Suncor’s aggregate share in the project will increase to 75.4%. The acquisition will be funded by cash from asset sale processes currently underway and the company remains on track with its previously articulated capital allocation framework.

This transaction sets a current market value for Fort Hills and Suncor will therefore recognize a non-cash accounting impairment charge on its existing 54.1% interest of approximately $2.6 billion(1) after-tax in its third quarter results which will be announced on November 2, 2022.

"The acquisition of an additional interest in Fort Hills meets our return objectives, builds upon our strategy to optimize our portfolio around our core operated assets and underscores Suncor’s confidence in the long-term value of the Fort Hills Project. This acquisition is a part of our Base Plant mine replacement strategy,” said Kris Smith, Interim President and Chief Executive Officer.

Our new Mining and Upgrading and Fort Hills operating leadership teams have been conducting an in-depth review of the Fort Hills Project and have developed and commenced a multi-year performance improvement initiative. This recognizes the medium-term challenges in asset performance and drives the necessary actions focused on optimizing production, operating costs and capital requirements over the long-term. In the next 36 months, we expect lower gross production and increased operating costs per barrel, each impacted by approximately 5% when compared to Suncor’s most recent corporate guidance for 2022, due to physical mine constraints as well as accelerated development of further mine pits for increased sustained long-term production.

“While the Fort Hills mine has faced challenges in the early years of the mine life, including challenges due to government directed production shut ins, I have full confidence in our current mine plan assembled with fresh external mining perspectives,” continued Smith. “We look forward to discussing our plans for the Project in more detail at our upcoming investor presentation on November 29, 2022.”

With the completion of the purchase agreement, the Fort Hills Energy LP’s partners will include: Suncor and its affiliate (holding an aggregate 75.4% interest) and TotalEnergies EP Canada Ltd. (24.6% interest). Suncor is the operator of the Fort Hills Project through an operating services contract. The Fort Hills Project is located in Alberta’s Athabasca region, 90 kilometres north of Fort McMurray.

The transaction is subject to customary closing conditions, including regulatory approval under the Competition Act and is anticipated to close in the first quarter of 2023.

Suncor’s 2022 annual corporate guidance remains unchanged and is available on its website at suncor.com.

(1)	Our WTI crude price for long term planning purposes is US$60.00 per bbl (real)

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include expectations regarding Suncor's acquisition of an additional 21.3% working interest in the Fort Hills Project and Suncor's expectation that it remains on track with its previously articulated capital allocation framework as well as statements and expectations regarding the Fort Hills Project, including expectations for gross production and operating costs per barrel for the next 36 months, expectations surrounding the multi-year performance improvement initiative including its focus and expected benefits, Suncor's confidence in its current mine plan and references to Suncor's 2022 annual corporate guidance. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects,” “anticipates,” “will,” “estimates,” “plans,” “scheduled,” “intends,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “outlook,” “proposed,” “target,” “objective,” “continue,” “should,” “may” and similar expressions.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the second quarter of 2022 dated August 4, 2022, its Annual Information Form and Annual Report to Shareholders each dated February 23, 2022, its Form 40-F dated February 24, 2022, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

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